                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 21)

                         Pinnacle Entertainment, Inc.
                         -----------------------------
                               (Name of Issuer)


                                  Common Stock
                                  ------------
                        (Title of Class of Securities)


                                  723456 10 9
                                --------------
                                (CUSIP Number)


                                Alvin G. Segel
           Irell & Manella LLP, 1800 Avenue of the Stars, Suite 900
                 Los Angeles, California 90067  (310) 277-1010
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 22, 2001
             -----------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                        (Continued on following pages)

                                      13D
-----------------------                                  ---------------------
CUSIP No. 723456 10 9                                      Page 2 of 4 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      R.D. Hubbard

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,835,153
                          Includes options exercisable to purchase 215,334
      SHARES              shares which options were exercisable within 60 days
                          of the date of this statement.
   BENEFICIALLY     ----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        8
                          0
       EACH
                    ----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              2,835,153

       WITH         ----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          0

------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     2,835,153

------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     10.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                                      13D
-----------------------                                  ---------------------
CUSIP No. 723456 10 9                                      Page 3 of 4 Pages
-----------------------                                  ---------------------


     This Statement relates to the Schedule 13D, as amended (the "Schedule 13D") filed by Mr. R. D. Hubbard with regard to beneficial ownership of common stock, par value $.10 per share (the "Common Stock"), of Pinnacle Entertainment, Inc. (the "Company"), and constitutes Amendment No. 21 thereto. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

     The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 4:

          On January 22, 2001, the Merger Agreement was terminated by the mutual written consent of each of the parties thereto. Pursuant to their respective terms, the Voting and Contribution Agreement and the MOU also each terminated effective as of the termination of the Merger Agreement. All other transaction agreements entered into in connection with the Merger Agreement also have been terminated. The foregoing is qualified in its entirety by reference to the Merger Agreement, the Voting and Contribution Agreement and the MOU, which have been filed as Exhibits 1, 2 and 3 hereto and are incorporated herein by reference in their respective entireties.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by incorporating by reference at the end of such Item 5 the paragraph set forth in
Item 4 hereof which amends and supplements the response to Item 4 of the
Schedule 13D. Mr. Hubbard has sole voting power and sole dispositive power over all shares referenced as being beneficially owned by him.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference at the end of such Item 6 the paragraph set forth in
Item 4 hereof which amends and supplements the response to Item 4 of the
Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

     5. Letter agreement, dated January 22, 2001, among Holding, PAC and the Company, which is incorporated by reference from Exhibit (d)(8) to Amendment No. 7 to the Schedule 13E-3 filed on January 25, 2001 by the Company, Holding, PAC, Harveys Casino Resorts, Colony HCR Voteco, LLC and Messrs. Hubbard, Finnigan, Alanis, Allen and Hinckley.

                                      13D
-----------------------                                  ---------------------
CUSIP No. 723456 10 9                                      Page 4 of 4 Pages
-----------------------                                  ---------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 30, 2001


                                     /s/ R. D. Hubbard
                                     ----------------------------------
                                     R. D. Hubbard